December 10, 1996

To: The Investors of Metric Partners Growth Suite Investors,  L.P. ("GSI" or the
    "Partnership")

RE: Important Information Concerning the Marketing for Sale of the Partnership's
    Portfolio


Dear Investor:

This letter has been prepared to provide you with up-to-date information regarding the status of your investment in Metric Partners Growth Suite Investors, L.P.

As previously reported to you, the hotel industry and the operations of the Partnership's Portfolio have improved over the past several years resulting in increased property values. In light of this improvement, and considering the age of the properties and increasing competition in each of the markets, Metric has decided to proceed with the marketing for sale of the nine remaining Residence Inn hotels in the Partnership's Portfolio. At this time, it appears there are a number of potential purchasers of hotels currently active in the marketplace, buying hotels similar to those owned by the Partnership. It is the intention of Metric to market the properties early in 1997, following receipt of the updated appraised values of the properties and compilation of the year-end operational data for the individual hotels.

The Partnership originally anticipated holding its hotel properties, which were acquired from 1988 through 1990, for a period of five to ten years. The actual term of ownership, however, is dependent upon market conditions and prevailing economic factors. Metric Realty, the Managing General Partner of GSI, has continued to carefully monitor the individual markets where the Partnership's hotels are located, as well as local and national economic factors which impact the value and timing of the potential sale of the properties. As you will recall, the Partnership completed its first property sale of the Residence Inn - Atlanta (Perimeter West) during the fourth quarter of 1995, as it believed the market conditions were optimum.

Metric will continue to prudently manage the Portfolio and carefully monitor the efforts of the hotel operators to enhance performance results. The next quarterly cash distribution from operations is scheduled to be paid on or about February 17, 1997, and is anticipated to be made at a rate of 4% per annum of the original investment, or $10 per Assignee Limited Partnership Unit.

Investors will be kept apprised as to the status of Partnership operations and the potential sale of the Portfolio, either through regularly scheduled reports or special communications. The 1996 Annual Report for GSI, which will include the Form 10-K, as filed with the Securities and Exchange Commission, is scheduled to be mailed in April, 1997.

Should you have any questions concerning this communication or your investment in GSI, please contact the Partnership's Investor Representative at Metric Realty, at (800) 347-6707. Questions regarding services for your investment, including tax reporting information (Schedules K-1), or transfer or registration documents should be directed to the Partnership's Servicing Agent, Gemisys, at
(800) 955-3025.



METRIC REALTY
Managing General Partner